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                          December 28, 2023

       Bill Nurthen
       Chief Financial Officer
       Research Solutions, Inc.
       c/o Paracorp Incorporated
       318 N. Carson St., #208
       Carson City, NV 89701

                                                        Re: Research Solutions,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2023
                                                            File No. 333-276240

       Dear Bill Nurthen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Louis Wharton